ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Nos. 333-221419 and 333-221419-01

June 17, 2020

DCP MIDSTREAM OPERATING, LP

Fully and Unconditionally Guaranteed by

DCP Midstream, LP

Pricing Term Sheet

$500,000,000 5.625% Senior Notes due 2027

The information in this pricing term sheet supplements the preliminary prospectus supplement of DCP Midstream Operating, LP, dated June 17, 2020 (the “preliminary prospectus supplement”), and supersedes the information in the preliminary prospectus supplement to the extent it is inconsistent with the information included therein. Terms used but not defined herein have the meanings assigned to them in the preliminary prospectus supplement.

Issuer:	DCP Midstream Operating, LP

Security Ratings (Moody’s / S&P / Fitch)*:	Ba2 / BB+ / BB+

Guarantor:	DCP Midstream, LP

Security Type:	Senior Unsecured Notes

Form:	SEC Registered

Pricing Date:	June 17, 2020

Settlement Date: (T+5)	June 24, 2020

Interest Accrual Date:	June 24, 2020

Maturity Date:	July 15, 2027

Principal Amount:	$500,000,000

Benchmark:	2.25% due August 15, 2027

Spread to Benchmark:	+510 bps

Yield to Maturity:	5.625%

Coupon:	5.625%

Public Offering Price:	100.000%

Net Proceeds Before Expenses:	$495,000,000

Optional Redemption:	At any time prior to April 15, 2027 (three months before the maturity date of the notes), we will have the right to redeem the notes, in whole or in part, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the principal amount of the notes to be redeemed and the remaining scheduled payments of principal and interest on such notes (exclusive of interest accrued to the redemption date) discounted from their respective scheduled payment dates to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points, plus, in either case, accrued and unpaid interest, if any, on the principal amount being redeemed to, but not including such redemption date. At any time on or after April 15, 2027 (three months before the maturity date of the notes), we will have the right to redeem the notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Interest Payment Dates:	January 15 and July 15, beginning on January 15, 2021

CUSIP / ISIN:	23311V AJ6 / US23311VAJ61

Use of Proceeds:	We intend to use the net proceeds from this offering for general partnership purposes, including the repayment of indebtedness under our revolving credit facility and the funding of capital expenditures. We may temporarily invest certain net proceeds in short-term marketable securities until they are used for their stated purpose.

Joint Active Book-Running Managers:	BofA Securities, Inc. Barclays Capital Inc. Wells Fargo Securities, Inc.

Joint Book-Running Managers:	PNC Capital Markets LLC SMBC Nikko Securities America, Inc. SunTrust Robinson Humphrey, Inc. U.S. Bancorp Investments, Inc.

Co-Manager:	Regions Securities LLC

*    Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

It is expected that delivery of the notes will be made to investors on or about June 24, 2020, which will be the fifth business day following the date hereof (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the second business day prior to delivery of the notes hereunder will be required, by virtue of the fact that the notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the second business day prior to their date of delivery hereunder should consult their advisors.

The issuer has filed a registration statement (including a base prospectus) and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement for this offering, the issuer’s base prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling or emailing BofA Securities at 1-800-294-1322 or dg.prospectus_requests@bofa.com, Barclays Capital Inc. at 1-888-603-5847, Wells Fargo Securities, LLC at 1-800-645-3751, PNC Capital Markets LLC at 1-855-881-0697, SMBC Nikko Securities America, Inc. at 1-888-868-6856, SunTrust Robinson Humphrey, Inc. at 1-800-685-4786 and U.S. Bancorp Investments, Inc. at 1-877-558-2607.

No PRIIPs key information document (KID). Not for retail investors in the EEA. No PRIIPs KID has been prepared as not available to retail in EEA.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.